Exhibit 99.1

Allot Announces Q3 2023 Financial Results

Hod Hasharon, Israel – November 16, 2023 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Q3 Financial Highlights

•	Third quarter revenues were $22.6 million;

•	SECaaS revenues were $2.8 million; September 2023 SECaaS ARR* was $10.6 million;

•	Third quarter GAAP operating loss was $12.7 million, and non-GAAP operating loss was $11.1 million;

•	Q3 GAAP net loss was $12.4 million, and non-GAAP net loss was $10.8 million;

Financial Outlook

Looking ahead, management expectations are as follows:

•	Fourth quarter of 2023 revenues of $20 million to $25 million (of which SECaaS revenues are expected to be between $3 million to $3.5 million);

•	Fourth quarter of 2023 Non-GAAP operating loss of between $4 million and $6 million

•	Fourth quarter of 2023 negative cash flow of between $5 million and $12 million;

•	December 2023 total ARR*, including SECaaS ARR* and Support & Maintenance ARR*, is expected to be between $51 million and $53 million;

Management Comment

Erez Antebi, President & CEO of Allot, commented, “The macro-economic environment remains significantly challenging for Allot.  One of the consequences we are experiencing is the resulting added budget constraints of some of our potential customers which has had a negative effect on our business.

Last quarter, we announced a cost reduction plan which we are currently implementing, and consequently, we aim to reduce our yearly operating expenses in 2024.”

Q3 2023 Financial Results Summary

Total revenues for the third quarter of 2023 were $22.6 million, a decrease of approximately 10% compared to $25.0 million in the third quarter of 2022.

Gross profit on a GAAP basis for the third quarter of 2023 was $10.5 million (gross margin of 46.3%), a 36% decline compared with $16.4 million (gross margin of 65.4%) in the third quarter of 2022.

Gross profit on a non-GAAP basis for the third quarter of 2023 was $10.8 million (gross margin of 47.9%), a 36% decline compared with $16.8 million (gross margin of 67.2%) in the third quarter of 2022.

The gross margin level for both GAAP and non- GAAP basis in the current quarter was impacted by an unusually unfavorable product mix.

Net loss on a GAAP basis for the third quarter of 2023 was $12.4 million, or $0.32 per basic share, compared with a net loss of $12.9 million, or $0.35 per basic share, in the third quarter of 2022.

Net loss on a non-GAAP for the third quarter of 2023 was $10.8 million, or $0.28 per basic share compared with a non-GAAP net loss of $10.6 million, or $0.28 per basic share, in the third quarter of 2022.

Cash, short-term bank deposits and investments as of September 30, 2023, totaled $60.4 million, compared to $86.4 million as of December 31, 2022.

ARR - U.S. dollars in millions (Unaudited)

	Dec. 2021	Dec. 2022	Dec. 2023 target	2022 vs. 2021	2023 (target) vs. 2022
Support & maintenance ARR *	42.0	42.5	39-40	1%	(8)% -(6)%

SECaaS ARR **	5.2	9.2	12-13	77%	30%-41%

Total ARR	47.2	51.7	51-53	10%	(1)%-3%

* Support & Maintenance ARR measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4.

** SECaaS ARR measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the month of December and multiplied by 12.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its third quarter 2023 earnings results on November 22, 2023, at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution is already used by many millions of subscribers globally. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on the revenues for the third quarter of 2023 and multiplied by 4) and SECaaS ARR (measures the current annual run rate of the SECaaS revenues), which is calculated based on the revenues in the month of September 2023 and multiplied by 12.

GAAP to Non-GAAP Reconciliation:

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies, other acquisition-related expenses and changes in taxes related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE  - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$22,635	$25,040	$68,808	$89,708
Cost of revenues	12,165	8,663	27,523	28,697

Gross profit	10,470	16,377	41,285	61,011

Operating expenses:
Research and development costs, net	9,927	12,919	31,173	37,429
Sales and marketing	10,384	12,603	31,793	36,512
General and administrative	2,822	3,939	24,340	12,279
Total operating expenses	23,133	29,461	87,306	86,220
Operating loss	(12,663)	(13,084)	(46,021)	(25,209)
Financial and other income, net	775	471	2,554	1,338
Loss before income tax expenses	(11,888)	(12,613)	(43,467)	(23,871)

Tax expenses	473	319	988	1,421
Net Loss	(12,361)	(12,932)	(44,455)	(25,292)

Basic net loss per share	$(0.32)	$(0.35)	$(1.18)	$(0.69)

Diluted net loss per share	$(0.32)	$(0.35)	$(1.18)	$(0.69)

Weighted average number of shares used in
computing basic net loss per share	38,173,533	37,198,187	37,782,281	36,702,045

Weighted average number of shares used in
computing diluted net loss per share	38,173,533	37,198,187	37,782,281	36,702,045

TABLE  - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$12,165	$8,663	$27,523	$28,697
Share-based compensation (1)	(178)	(291)	(1,057)	(810)
Amortization of intangible assets (2)**	(195)	(152)	(582)	(456)
Non-GAAP cost of revenues	$11,792	$8,220	$25,884	$27,431

GAAP gross profit	$10,470	$16,377	$41,285	$61,011
Gross profit adjustments	373	443	1,639	1,266
Non-GAAP gross profit	$10,843	$16,820	$42,924	$62,277

GAAP operating expenses	$23,133	$29,461	$87,306	$86,220
Share-based compensation (1)	(1,163)	(1,879)	(6,177)	(6,066)
Non-GAAP operating expenses	$21,970	$27,582	$81,129	$80,154

GAAP financial and other income	$775	$471	$2,554	$1,338
Expenses related to M&A activities (3)	15	-	43	-
Exchange rate differences*	(47)	32	(328)	(357)
Non-GAAP Financial and other income	$743	$503	$2,269	$981

GAAP taxes on income	$473	$319	$988	$1,421
Changes in tax related items	(25)	(25)	(75)	(75)
Non-GAAP taxes on income	$448	$294	$913	$1,346

GAAP Net Loss	$(12,361)	$(12,932)	$(44,455)	$(25,292)
Share-based compensation (1)	1,341	2,170	7,234	6,876
Amortization of intangible assets (2)**	195	152	582	456
Expenses related to M&A activities (3)	15	-	43	-
Exchange rate differences*	(47)	32	(328)	(357)
Changes in tax related items	25	25	75	75
Non-GAAP Net income (loss)	$(10,832)	$(10,553)	$(36,849)	$(18,242)

GAAP Loss per share (diluted)	$(0.32)	$(0.35)	$(1.18)	$(0.69)
Share-based compensation	0.03	0.06	0.19	0.19
Amortization of intangible assets**	0.01	0.01	0.02	0.01
Expenses related to M&A activities	0.00	-	0.00	-
Changes in taxes and headcount related items	-	-	-	0.00
Exchange rate differences*	(0.00)	(0.00)	(0.01)	(0.00)
Non-GAAP Net income (loss) per share (diluted)	$(0.28)	$(0.28)	$(0.98)	$(0.49)

Weighted average number of shares used in
computing GAAP diluted net loss per share	38,173,533	37,198,187	37,782,281	36,702,045

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	38,173,533	37,198,187	37,782,281	36,702,045

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

 ** While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

TABLE  - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
(1) Share-based compensation:
Cost of revenues	$178	$291	$1,057	$810
Research and development costs, net	457	704	2,413	2,393
Sales and marketing	408	727	2,178	2,259
General and administrative	298	448	1,586	1,414
	$1,341	$2,170	$7,234	$6,876

(2) Amortization of intangible assets
Cost of revenues	$195	$152	$582	$456
	$195	$152	$582	$456

(3) Expenses related to M&A activities
Financial income	$15	$-	$43	$-
	$15	$-	$43	$-

TABLE  - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,509	$12,295
Short-term bank deposits	13,600	68,765
Restricted deposits	1,082	1,050
Available-for-sale marketable securities	24,221	4,293
Trade receivables, net (net of allowance for credit losses of $17,050 and $2,908 on September 30, 2023 and December 31, 2022, respectively)	21,620	44,167
Other receivables and prepaid expenses	7,100	7,985
Inventories	14,039	13,262
Total current assets	103,171	151,817

LONG-TERM ASSETS:
Severance pay fund	363	371
Operating lease right-of-use assets	3,382	5,387
Trade receivables, net	2,992	4,934
Other assets	1,198	864
Total long-term assets	7,935	11,556

PROPERTY AND EQUIPMENT, NET	12,206	14,236
GOODWILL AND INTANGIBLE ASSETS, NET	34,514	35,344

Total assets	$157,826	$212,953

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,828	$11,661
Deferred revenues	17,172	20,825
Short-term operating lease liabilities	1,999	2,542
Other payables and accrued expenses	20,327	25,573
Total current liabilities	43,326	60,601

LONG-TERM LIABILITIES:
Deferred revenues	7,963	7,285
Long-term operating lease liabilities	645	2,579
Accrued severance pay	1,011	940
Convertible debt	39,723	39,575
Total long-term liabilities	49,342	50,379

SHAREHOLDERS' EQUITY	65,158	101,973

Total liabilities and shareholders' equity	$157,826	$212,953

TABLE  - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Loss	$(12,361)	$(12,932)	$(44,455)	$(25,292)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,251	1,373	3,898	4,119
Stock-based compensation	1,341	2,171	7,234	6,877
Amortization of intangible assets	277	235	830	705
Increase in accrued severance pay, net	6	15	79	35
Decrease (Increase) in other assets	(140)	143	(334)	579
Decrease (Increase) in accrued interest and amortization of premium on marketable securities	(260)	36	(407)	84
Changes in operating leases, net	(379)	(421)	(472)	(984)
Decrease (Increase) in trade receivables	9,600	367	24,489	(4,440)
Decrease in other receivables and prepaid expenses	13	1,176	1,174	283
Decrease (Increase) in inventories	4,321	(420)	(777)	(1,584)
Increase (Decrease) in trade payables	(5,633)	3,050	(7,835)	2,113
Decrease in employees and payroll accruals	(2,751)	(295)	(5,245)	(2,258)
Decrease in deferred revenues	(1,676)	(4,284)	(2,975)	(3,155)
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	1,913	1,441	89	(82)
Amortization of issuance costs of Convertible debt	50	50	148	121
Net cash used in operating activities	(4,428)	(8,295)	(24,559)	(22,879)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	192	-	(32)	380
Redemption of (Investment in) short-term deposits	16,465	2,000	55,165	(23,180)
Purchase of property and equipment	(1,308)	(1,579)	(1,868)	(4,135)
Investment in available-for sale marketable securities	(16,111)	-	(34,678)	-
Proceeds from redemption or sale of available-for sale marketable securities	11,225	1,000	15,185	7,030
Net cash provided by (used in) investing activities	10,463	1,421	33,772	(19,905)

Cash flows from financing activities:
Proceeds from exercise of stock options	1	-	1	250
Issuance of convertible debt	-	-	-	39,404
Net cash provided by financing activities	1	-	1	39,654

Increase (Decrease) in cash and cash equivalents	6,036	(6,874)	9,214	(3,130)
Cash and cash equivalents at the beginning of the period	15,473	15,461	12,295	11,717

Cash and cash equivalents at the end of the period	$21,509	$8,587	$21,509	$8,587

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q3-2023		YTD 2023		FY 2022
Revenues geographic breakdown
Americas	2.4	11%	12.8	19%	21.8	18%
EMEA	15.6	69%	41.7	61%	71.2	58%
Asia Pacific	4.6	20%	14.3	20%	29.7	24%
	22.6	100%	68.8	100%	122.7	100%

Revenue breakdown by type
Products	9.1	40%	26.9	39%	61.1	50%
Professional Services	1.2	6%	4.8	7%	11.6	9%
SECaaS (Security as a Service)	2.8	12%	7.5	11%	7.2	6%
Support & Maintenance	9.5	42%	29.6	43%	42.8	35%
	22.6	100%	68.8	100%	122.7	100%

Revenues per customer type
CSP	17.9	79%	55.4	81%	98.3	80%
Enterprise	4.7	21%	13.4	19%	24.4	20%
	22.6	100%	68.8	100%	122.7	100%

% of top-10 end-customers out of revenues	50%		45%		44%

Total number of full time employees	642		642		749
(end of period)

Non-GAAP Weighted average number of basic shares (in millions)	38.2		38.2		37.0

Non-GAAP weighted average number of fully diluted shares (in millions)	40.6		40.1		39.5

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q3-2023:	2.8
Q2-2023:	2.4
Q1-2023:	2.3
Q4-2022:	2.2
Q3-2022:	1.7

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Sep. 2023:	10.6
Dec. 2022:	9.2
Dec. 2021:	5.2
Dec. 2020:	2.7

*ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12